                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

For the plan year ended December 31, 1995


                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:  WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor, MI 49022-2692




Total Number of pages herein is _____ pages.

The Exhibit Index appears on page _____.

Reference is hereby made to the Financial Statements attached hereto which begin on p. F-1.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                                      WHIRLPOOL 401(k) PLAN




Date: June 27, 1996

                                       By: /s/ E.R. Dunn
                                      -----------------------
                                      Name: E.R. Dunn
                                      Title: Trustee and Chairman of the
                                             Individual Trustees

                          ANNUAL REPORT ON FORM 11-K

                              FINANCIAL STATEMENTS

                       PLAN YEAR ENDED DECEMBER 31, 1995

                             WHIRLPOOL 401(k)PLAN

                            WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN

                                   FORM 11-K

                             FINANCIAL STATEMENTS

                             WHIRLPOOL 401(k) PLAN
                             WHIRLPOOL CORPORATION




The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:


                                                              Page
     Report of Independent Auditors                           F-3

     Statements of Assets Available for
         Benefits -- December 31, 1995                        F-4

     Statements of Changes in Assets Available
         for Benefits -- Two-Years Ended
         December 31, 1995                                    F-5

     Notes to Financial Statements                            F-6

     Item 27a - Schedule of Assets Held for                   F-18
         Investment Purposes


Schedules Nos. I, II and III, for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission, have been omitted since the information required is shown in the related financial statements and notes thereto.

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

April 19, 1996

                             Whirlpool 401(k) Plan

                  Statements of Assets Available for Benefits

                                                  DECEMBER 31
                                              1995          1994
                                          --------------------------
                                                         (Restated)

Contributions receivable                  $  7,783,258  $ 13,805,080

Interest and dividends receivable              555,279       585,747

Investments:
 At fair value:
  Common trust funds                       263,768,324   179,918,953
  Common stock of Whirlpool Corporation     66,191,880    70,190,004
 At contract value:
  Guaranteed investment contract            60,251,783    56,189,837
  Group annuity contract                    19,887,187    27,350,147
 At cost:
  Participant loans                         15,312,081    11,290,487
                                          --------------------------
                                           425,411,255   344,939,428
                                          --------------------------
Assets available for benefits             $433,749,792  $359,330,255
                                          ==========================

See accompanying notes.

                             Whirlpool 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                                      YEAR ENDED DECEMBER 31
                                                        1995          1994
                                                    --------------------------
                                                                   (Restated)
ADDITIONS
Dividends on Whirlpool Corporation common stock     $  1,888,189  $  1,508,711
Other dividends                                       11,889,525     5,474,145
Interest                                               5,811,499    11,155,451
                                                    --------------------------
                                                      19,589,213    18,138,307

Net realized and unrealized appreciation
 (depreciation) in fair value of investments:
   Whirlpool Corporation common stock                  4,811,509   (19,359,678)
   Investments other than Whirlpool Corporation
    common stock                                      45,126,965   (15,300,166)
                                                    --------------------------
                                                      49,938,474   (34,659,844)

Employer contributions                                 3,410,838     7,897,965
Employee contributions                                39,094,140    40,033,848
                                                    --------------------------
                                                      42,504,978    47,931,813
                                                    --------------------------
Total additions                                      112,032,665    31,410,276

DEDUCTIONS
Participant withdrawals                               37,464,492    25,018,601
Administrative expenses                                  148,636       521,662
                                                    --------------------------
Total deductions                                      37,613,128    25,540,263
                                                    --------------------------
Net increase                                          74,419,537     5,870,013
Assets available for benefits at beginning of
 year as previously reported                         359,330,255   349,858,417
Adjustment to prior years' financial statements                -     3,601,825
                                                    --------------------------
Assets available for benefits at beginning of
 year as restated                                    359,330,255   353,460,242
                                                    --------------------------
Assets available for benefits at end of year        $433,749,792  $359,330,255
                                                    ==========================

See accompanying notes.

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1.  DESCRIPTION OF PLAN

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer or Whirlpool.) The following description of the Plan provides only general information. Participants should refer to the Whirlpool Savings Plan Summary Plan Description for a more complete description of the Plan's provisions.

Every full-time employee of Whirlpool and every part-time employee of the Employer who completes 1,000 hours of service during his or her initial year of employment, or a subsequent calendar year, shall be eligible to participate in the Plan.

Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll reduction, each payroll period, in any whole percentage of eligible earnings up to 15%, but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code. Such elections are made and can be adjusted by giving notice to the custodian via the voice response system on a daily basis, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing that a portion of any annual bonus due to the participant of one or more designated bonus plans be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll reduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the reduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

For each year, the Employer establishes performance goals that consist of five levels of performance for the Employer. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee (other than exempt employees, and employees who terminated employment during the year for a reason other than retirement, disability, or death) that do not exceed 5% of the employee's eligible earnings, as follows:
(i) no matching contribution if Employer performance compared to goals is below level 1 performance; (ii) a $.25 per dollar match for level 1 performance;
(iii) a $.40 per dollar match for level 2 performance; (iv) a $.50 per dollar match for level 3 performance; (v) a $.60 per dollar match for level 4 performance; and (vi) a $.75 per dollar match for level 5 performance. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not eligible for Employer matching contributions. Furthermore, participants who terminate during the year are not eligible for Employer matching contributions.

                             Whirlpool 401(k) Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

The value of each participant's aggregate deposits can be invested in accordance with that participant's election in one or more of the following investment funds:

     Index Fund

     The objective of the Index Fund is to closely match the performance of the Standard and Poor's 500 Index. This fund is 100% invested in the Woodward Equity Index Fund. Because the fund is a broadly diversified fund, it may invest in securities of Whirlpool or its subsidiaries.

     Equity Growth Fund

     The objective of the Equity Growth Fund is to achieve long-term capital appreciation from common stocks. This fund is 100% invested in the IDS New Dimensions Fund, Inc. Because the fund is a broadly diversified fund, it may from time to time invest in securities of Whirlpool or its subsidiaries.

     Whirlpool Stock Fund

     The objective of the Whirlpool Stock Fund is to allow participants to share in the appreciation in value of the Employer's stock. This fund is primarily invested in common shares of Whirlpool stock. The Fund also invests a small portion of its assets in high-quality money market securities to provide liquidity.

     Income Fund

     The objective of the Income Fund is to earn a consistent return with stability of principal. The fund is invested in guaranteed investment contracts and a common trust fund. The underlying securities of the common trust fund include U.S. government bonds, Treasury notes, and corporate bonds.

     Balanced Fund

     The objective of the Balanced Fund is to allow the investor to benefit from periods of strength in both the stock and bond markets while helping to

                             Whirlpool 401(k) Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

     reduce the risk of investing in a single market. It allows the participant to utilize the expertise of a professional to make the critical asset mix decision. This fund is 100% invested in IDS Investment Series, Inc. Because the fund is a broadly diversified fund, it may, from time to time, invest in securities of Whirlpool or its subsidiaries.

Effective January 1, 1995, participants can elect to invest in three additional funds:

     International Fund

     The objective of the International Fund is to produce higher long-term returns than the Index Fund; however, as with the Equity Growth Fund, this also means that there is somewhat greater return volatility. Also, return volatility may be increased due to the fact that this fund is invested primarily in the common and preferred stock of companies located outside of the United States, as well as in fixed income securities and other short-term securities. Dividends are reinvested.

     Small Capitalization Fund

     The objective of the Small Capitalization Fund is to produce higher long-term returns than the Equity Growth Fund; however, this also means that there is somewhat greater return volatility. The fund is invested primarily in common and preferred stock of companies located in the United States with market capitalizations of not more than $300,000,000 at the time the investment is made as well as in fixed income securities and other short-term securities. Dividends are reinvested.

     Money Market Fund

     The objective of the Money Market Fund is to earn a good return for investments concurrent with preservation of capital and liquidity. The Money Market Fund is invested in obligations issued or guaranteed by the U.S. government or its agencies, high quality certificates of deposit, time deposits, bankers' acceptances, variable rate master notes, commercial paper, and repurchase agreements.

                             Whirlpool 401(k) Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

Deposits and withdrawals from each investment fund and transfers among investment funds are made by the Trust at the direction of the Employer based on Plan participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the Plan).

Plan investments are made in the manner specified in the Plan and Trust and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

The Plan makes loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's equity, with a minimum loan amount of $500. Each such loan is allocated to a separate loan account and treated for investment purposes as an investment of the participant who received the loan.

2.  RESTATEMENT OF 1993 AND 1994 FINANCIAL STATEMENTS

The 1993 and 1994 financial statements have been restated: (1) to reflect at contract value the guaranteed investment contract, as an investment of the Plan, rather than the corporate bonds held by the insurance company as security for its obligation under the wrap contract and to record the interest income earned thereon, and (2) to reflect previously unrecorded dividend income for one common trust fund. The effect of these adjustments was to increase 1994 dividend and interest income by $1,800,561 and $3,160,348, respectively, and to increase assets available for benefits at December 31, 1994 and 1993, by $4,960,909 and $3,601,825, respectively, from amounts previously reported. These adjustments had no effect on individual participant account activity previously reported to participants.

                             Whirlpool 401(k) Plan

3.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS HELD BY THE TRUST

All the investments of the Plan are held by the Trust. The NBD Bank is custodian of the Trust's assets. The custodian invests all assets of the Trust except as follows: (i) The Individual Trustees direct the investment of the Whirlpool Stock Fund; (ii) the Individual Trustees also direct the extent to which the assets credited to the Income Fund are invested in guaranteed principal and interest contracts with insurance companies and used to purchase wrap contracts issued by banks and insurance companies and options, futures and other types of investments; and (iii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and participant withdrawals are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets at the end of each month.

VALUATION OF INVESTMENTS

The Plan's investments represent the Plan's share of the Trust's investments. The Plan's group annuity contracts and guaranteed investment contract are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the common trust funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PLAN EXPENSES

In general, plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

                             Whirlpool 401(k) Plan

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1994 financial statements have been reclassified to conform with the 1995 presentation.

4.  INVESTMENTS

A summary of the investments held at December 31 is as follows:

                                                  DECEMBER 31
                                              1995          1994
                                          --------------------------
                                                         (Restated)
      Investments, at fair value:
        Common trust funds                $263,768,324  $179,918,953
        Common stock of Whirlpool:
         (1,243,040 shares at December 31,
          1995; 1,396,816 shares at
          December 31, 1994)                66,191,880    70,190,004
      Investments, at contract value:
        Group annuity contract              19,887,187    27,350,147
        Guaranteed investment contract      60,251,783    56,189,837
      Investment, at cost:
        Participant loans                   15,312,081    11,290,487
                                          --------------------------
      Total investments                   $425,411,255  $344,939,428
                                          ==========================

The group annuity contract had an average yield of 9.32% and 8.61% in 1995 and 1994, respectively. The credited interest rate was 9.25% in 1995 and 1994. The contract matures in 1996; accordingly, the fair value is $19,887,187 at December 31, 1995.

                             Whirlpool 401(k) Plan

4.  INVESTMENTS (CONTINUED)

The guaranteed investment contract had an average yield of 6.97% and 6.64% in 1995 and 1994, respectively. The credited interest rate, which is adjusted annually on April 1, was 6.86% and 7.35% in 1995 and 1994, respectively. The fair value of the wrapper contract is $1,749,117, and the fair value of the underlying investment in the Lotsoff Capital Management Portfolio is $58,502,666 at December 31, 1995.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                       DECEMBER 31
                                                    1995          1994
                                                -------------------------
                                                              (Restated)

Whirlpool common stock                          $ 66,191,880  $70,190,004
Woodward Equity Index Fund                        57,060,824   40,334,743
Lincoln National Pension Insurance Company,
 group annuity contracts                                   -   27,350,147
PIMCO Funds, low duration portfolio               25,903,958   31,283,305
IDS New Dimensions Fund, Inc.                    102,259,508   74,022,808
IDS Investment Series Inc., common, formerly
 IDS Mutual, Inc.                                 31,126,659   27,136,999
Security Life guaranteed investment contract      60,251,783   56,189,837
NBD Master Trust Money Market Fund                29,017,615            -

                             Whirlpool 401(k) Plan

5.  DETAIL OF THE ALLOCATION OF PLAN ASSETS

Detail of the allocation of Plan assets as of December 31, 1995, follows:

                                                                                                               SMALL
                                             EQUITY       WHIRLPOOL                               INTER-    CAPITALIZA-     MONEY
                                 INDEX       GROWTH        STOCK        INCOME       BALANCED    NATIONAL      TION         MARKET
                                 FUND         FUND          FUND         FUND          FUND        FUND        FUND          FUND
- - -----------------------------------------------------------------------------------------------------------------------------------
Contributions receivable     $         -  $          -  $         -  $          -  $         -  $        -  $         -  $        -
Interest and dividends
 receivable                            -             -      423,607       130,441            -           -            -         942
Investments:
 Common trust funds           57,091,495   102,259,508      212,766    52,538,242   31,126,659   5,517,039   12,882,721   2,093,059
 Common stock of Whirlpool             -             -   66,191,880             -            -           -            -           -
 Group annuity contract                -             -            -    19,887,187            -           -            -           -
 Guaranteed investment
  contract                             -             -            -    60,251,783            -           -            -           -
 Participant loans                     -             -            -             -            -           -            -           -
                             ------------------------------------------------------------------------------------------------------
Total investments             57,091,495   102,259,508   66,404,646   132,677,212   31,126,659   5,517,039   12,882,721   2,093,059
                             ------------------------------------------------------------------------------------------------------
Assets available for
 benefits                    $57,091,495  $102,259,508  $66,828,253  $132,807,653  $31,126,659  $5,517,039  $12,882,721  $2,094,001
                             ======================================================================================================

                                           CONTRIBUTIONS
                                  LOAN       PENDING
                                  FUND      ALLOCATION      TOTAL
- - --------------------------------------------------------------------
Contributions receivable      $          -  $7,783,258  $  7,783,258
Interest and dividends
 receivable                              -         289       555,279
Investments:
 Common trust funds                      -      46,835   263,768,324
 Common stock of Whirlpool               -           -    66,191,880
 Group annuity contract                  -           -    19,887,187
 Guaranteed investment
  contract                               -           -    60,251,783
 Participant loans              15,312,081           -    15,312,081
                              --------------------------------------
Total investments               15,312,081      46,835   425,411,255
                              --------------------------------------
Assets available for
 benefits                      $15,312,081  $7,830,382  $433,749,792
                               =====================================

Detail of the allocation of Plan assets as of December 31, 1994 (as restated), follows:

                                           EQUITY       WHIRLPOOL                                         CONTRIBUTIONS
                               INDEX       GROWTH        STOCK        INCOME       BALANCED       LOAN       PENDING
                               FUND         FUND          FUND         FUND          FUND         FUND      ALLOCATION      TOTAL
- - ------------------------------------------------------------------------------------------------------------------------------------
Contributions receivable   $         -  $          -  $         -  $          -  $         -  $         -  $13,805,080  $ 13,805,080
Interest and dividends
 receivable                          2             -      409,495       175,975            -            -          275       585,747
Investments:
 Common trust funds         40,484,301    74,022,808      212,568    38,009,981   27,137,000            -       52,295   179,918,953
 Common stock of Whirlpool           -             -   70,190,004             -            -            -            -    70,190,004
 Group annuity contract              -             -            -    27,350,147            -            -            -    27,350,147
 Guaranteed investment
  contract                           -             -            -    56,189,837            -            -            -    56,189,837
 Loans to participants               -             -            -             -            -   11,290,487            -    11,290,487
                           ---------------------------------------------------------------------------------------------------------
Total investments           40,484,301    74,022,808   70,402,572   121,549,965   27,137,000   11,290,487       52,295   344,939,428
                           ---------------------------------------------------------------------------------------------------------
Assets available for
 benefits                  $40,484,303  $ 74,022,808  $70,812,067  $121,725,940  $27,137,000  $11,290,487  $13,857,650  $359,330,255
                           =========================================================================================================

                             Whirlpool 401(k) Plan

6.  DETAIL OF STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1995, follows:

                                                                                                               SMALL
                                             EQUITY       WHIRLPOOL                               INTER-    CAPITALIZA-     MONEY
                                 INDEX       GROWTH        STOCK        INCOME       BALANCED    NATIONAL      TION         MARKET
                                 FUND         FUND          FUND         FUND          FUND        FUND        FUND          FUND
                             ------------------------------------------------------------------------------------------------------
Assets available for
 benefits at beginning
 of year (as restated)       $40,484,303  $ 74,022,808  $70,812,067  $121,725,940  $27,137,000  $        -  $         -  $        -

Dividends on Whirlpool
 common stock                          -             -    1,888,189             -            -           -            -           -
Other dividends                1,258,326     7,775,877            -     1,360,146    1,250,600     102,092       56,596      85,888
Interest                         183,625       321,423      270,752     4,890,366      100,163      15,784       25,742       3,644
                             ------------------------------------------------------------------------------------------------------
                               1,441,951     8,097,300    2,158,941     6,250,512    1,350,763     117,876       82,338      89,532

Net realized and unrealized
 appreciation in fair value
 of investments:
   Whirlpool common stock              -             -    4,811,509             -            -           -            -           -
   Investments other than
    Whirlpool common stock    13,938,029    22,422,860            -     1,907,942    5,078,717     409,392    1,370,025           -
                             ------------------------------------------------------------------------------------------------------
                              13,938,029    22,422,860    4,811,509     1,907,942    5,078,717     409,392    1,370,025           -

Employer contributions                 -             -            -             -            -           -            -           -
Employee contributions         5,187,303     8,844,682    6,965,286     8,133,995    3,484,754     738,371    1,139,333     227,996
                             ------------------------------------------------------------------------------------------------------
                               5,187,303     8,844,682    6,965,286     8,133,995    3,484,754     738,371    1,139,333     227,996

Participant withdrawals       (2,220,324)   (3,708,127)  (3,910,029)  (23,812,045)  (2,425,763)    (49,928)     (67,898)   (511,395)
Loans issued                  (1,518,255)   (2,727,039)  (3,481,654)   (2,562,529)    (788,307)    (79,649)    (173,662)    (46,742)
Loan repayments                  972,459     1,712,162    1,425,718     1,624,588      600,076      92,753      142,340      27,164
Administrative expenses          (43,374)      (21,728)     (39,716)      (27,878)      (7,369)       (758)      (1,868)       (499)
Interfund transfers           (1,150,597)   (6,383,410) (11,913,869)   19,567,128   (3,303,212)  4,288,982   10,392,113   2,307,945
                             ------------------------------------------------------------------------------------------------------
Assets available for
 benefits at end of year     $57,091,495  $102,259,508 $ 66,828,253  $132,807,653  $31,126,659  $5,517,039  $12,882,721  $2,094,001
                             ======================================================================================================

                                          CONTRIBUTIONS
                                  LOAN       PENDING
                                  FUND      ALLOCATION     TOTAL
                              --------------------------------------
Assets available for
 benefits at beginning
 of year (as restated)       $11,290,487  $ 13,857,650  $359,330,255

Dividends on Whirlpool
 common stock                          -             -     1,888,189
Other dividends                        -             -    11,889,525
Interest                               -             -     5,811,499
                             ---------------------------------------
                                                          19,589,213

Net realized and unrealized
 appreciation in fair value
 of investments:
   Whirlpool common stock              -             -     4,811,509
   Investments other than
    Whirlpool common stock             -             -    45,126,965
                             ---------------------------------------
                                       -             -    49,938,474

Employer contributions                 -     3,410,838     3,410,838
Employee contributions                 -     4,372,420    39,094,140
                             ---------------------------------------
                                       -     7,783,258    42,504,978

Participant withdrawals         (758,983)            -   (37,464,492)
Loans issued                  11,377,837             -             -
Loan repayments               (6,597,260)            -             -
Administrative expenses                -        (5,446)     (148,636)
Interfund transfers                    -   (13,805,080)            -
                             ---------------------------------------
Assets available for
 benefits at end of year     $15,312,081  $  7,830,382  $433,749,792
                             =======================================

                             Whirlpool 401(k) Plan

5. Detail of Statement of Changes in Assets Available for Plan Benefits (continued)

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1994 (restated), follows:

                                        EQUITY       WHIRLPOOL                                        CONTRIBUTIONS
                            INDEX       GROWTH        STOCK        INCOME       BALANCED      LOAN      PENDING
                            FUND         FUND          FUND         FUND          FUND        FUND     ALLOCATION       TOTAL
                      -------------------------------------------------------------------------------------------------------------
Assets available for
 benefits at begin-
 ning of year as
 previously reported    $40,566,786  $75,781,461  $63,070,323  $119,568,137  $29,869,122   $ 7,786,463  $13,216,125  $349,858,417
Adjustment to prior
 years' financial
 statements                       -            -            -     3,601,825            -             -            -     3,601,825
                      -------------------------------------------------------------------------------------------------------------
Assets available
 for benefits at
 beginning of
 year as restated        40,566,786   75,781,461   63,070,323   123,169,962   29,869,122     7,786,463   13,216,125   353,460,242
Dividends on Whirlpool
 common stock                     -            -    1,508,711             -            -             -            -     1,508,711
Other dividends           1,157,162            -            -     1,800,561    2,516,422             -            -     5,474,145
Interest                    133,840      254,992      201,483    10,488,511       76,625             -            -    11,155,451
                      -------------------------------------------------------------------------------------------------------------
                          1,291,002      254,992    1,710,194    12,289,072    2,593,047             -            -    18,138,307
Net realized and un-
 realized depreciation
 in fair value of
 investments:
  Whirlpool common stock          -            -  (19,359,678)            -            -             -            -   (19,359,678)
  Investments other than
    Whirlpool common
     stock                 (720,204)  (5,960,385)           -    (5,172,719)  (3,446,858)            -            -   (15,300,166)
                      -------------------------------------------------------------------------------------------------------------
                           (720,204)  (5,960,385) (19,359,678)   (5,172,719)  (3,446,858)            -            -   (34,659,844)
Employer contributions            -            -            -             -            -             -    7,897,965     7,897,965
Employee contributions    5,509,509    9,933,839    7,340,612     7,445,957    3,896,816             -    5,907,115    40,033,848
                      -------------------------------------------------------------------------------------------------------------
                          5,509,509    9,933,839    7,340,612     7,445,957    3,896,816             -   13,805,080    47,931,813

Participant withdrawals  (1,780,417)  (1,866,028)  (1,673,605)  (17,941,661)  (1,732,511)      (24,379)           -   (25,018,601)
Loans issued             (1,015,491)  (2,050,749)  (2,636,544)   (1,920,255)    (666,429)    8,289,468            -             -
Loan repayments             687,017    1,318,441    1,054,577     1,267,481      433,549    (4,761,065)           -             -
Administrative expenses     (45,114)     (23,269)     (40,383)     (322,972)     (12,360)            -      (77,564)     (521,662)
Interfund transfers      (4,008,785)  (3,365,494)  21,346,571     2,911,075   (3,797,376)            -  (13,085,991)            -
                      -------------------------------------------------------------------------------------------------------------
Assets available for
 benefits at end of year
 as restated            $40,484,303  $74,022,808  $70,812,067  $121,725,940  $27,137,000   $11,290,487  $13,857,650  $359,330,255
                      =============================================================================================================

                             Whirlpool 401(k) Plan

7.  INCOME TAX STATUS

The Internal Revenue Service ruled on March 27, 1995 that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             Supplemental Schedules

                             Whirlpool 401(k) Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1995

                                                   NUMBER OF            COST         CURRENT
                                                    SHARES          OR CONTRACT       MARKET
  DESCRIPTION OF INVESTMENT                        OR UNITS             VALUE         VALUE
- - ----------------------------------------------------------------------------------------------
Common trust funds:
  PIMCO Funds, low duration portfolio          2,562,212 units      $ 25,910,150  $ 25,903,958
  Woodward Equity Index Fund                   4,033,137 units        43,512,069    57,060,824
  IDS New Dimensions Fund Inc.                 5,921,222 units        84,335,762   102,259,508
  IDS Investment Series Inc. common, formerly
   IDS Mutual Inc.                             2,379,714 units        29,431,727    31,126,659
  American Fund - Europacific Growth Fund
   Common SHS Ben Int                            238,523 units         5,222,880     5,517,039
  Heartland Value Fund Inc Common                460,920 units        12,219,482    12,882,721
  NBD Master Trust Money Market Fund          29,017,615 units        29,017,615    29,017,615
                                                                    --------------------------
Total common trust funds                                             229,649,685   263,768,324

Whirlpool Corporation common stock             1,243,040 shares       56,211,721    66,191,880

Insurance contracts:
  Lincoln National Pension Insurance Company
   Contract GA-8645, 9.25%, maturing 9/30/96                          19,887,187    19,887,187
  Security Life guaranteed investment contract                        60,251,783    60,251,783
  Participant loans (9%)                                                       -    15,312,081
                                                                     -------------------------
 Total investments                                                  $366,000,376  $425,411,255
                                                                    ==========================

                             Whirlpool 401(k) Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1995

                                                                                                          CURRENT
IDENTITY                                             NUMBER                                                VALUE
   OF                                                  OF                                               OF ASSET ON
 PARTY                                               TRANS-    PURCHASE      SELLING        COST OF     TRANSACTION    NET GAIN
INVOLVED        DESCRIPTION OF ASSETS               ACTIONS     PRICE         PRICE          ASSET         DATE         (LOSS)
- - --------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess
of 5% of plan assets
- - -------------------------------------------------
NBD Bank*  NBD Master Trust Money Market Fund         532    $78,651,532   $         -    $         -   $78,651,532   $        -
                                                      548              -    56,625,464     56,625,464             -            -
           IDS New Dimensions Fund                    197     27,797,199             -              -    27,797,199            -
                                                      143              -    21,983,360     19,925,690             -    2,057,670
           IDS Investment Series                      181      7,453,526             -              -     7,453,526            -
                                                      151              -     8,245,898      8,530,461             -     (284,563)

           Woodward Equity Index                      210     12,069,305             -              -    12,069,305            -
                                                      164              -     8,721,581      7,338,122             -    1,383,459
           Whirlpool Corporation common stock          90     17,781,714             -              -    17,781,714            -
                                                      137              -    26,591,348     21,409,106             -    5,182,242

*Party in interest.

Note: There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1995.

Expenses related to the purchase and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                 Exhibit Index
                                 -------------

                                                                  Sequential
Exhibit No.                              Document                 Page Number*
- - -----------                              --------                 ------------
    24        Consent of Ernst & Young

- - -----------------------------------------
*This information appears only in the manually signed original of the Form 11-K